February 2, 2006

Mr. Barry A. Rothman
President
Eline Entertainment Group, Inc.
8905 Kingston Pike, Suite 313
Knoxville, TN  37923

	RE:  	Eline Entertainment Group, Inc.
		Form 8-K Item 4.01
		Filed January 12, 2006
		Form 8-K/A#1 Item 4.01
		Filed January 18, 2006
		Form 8-K/A#2 Item 4.01
		Filed January 31, 2006
		File # 000-30451

Dear Mr. Rothman:

      We have reviewed your filings and have the following comments.
If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. We note your disclosure that you have not consulted with your new independent registered public accounting firm through January 7, 2006, although you disclose that the firm was engaged on January 31,
2006. As such, please revise your disclosure, if true, that you have not consulted with the firm through January 31, 2006.

2. We note your disclose in your Form 8-K/A#1 filed on January 18, 2006 that you have requested a letter from your predecessor accountants stating whether it agrees with your discloses and that you will file this letter as Exhibit 16 by amendment. In consideration that 10 business days have passed since you filed your
Item 4.01 8-K, this letter is now past due. Please file this letter from your predecessor accountants as Exhibit 16 in an amended Item
4.01 8-K.  Refer to paragraph (a)(3) of Regulation S-B.

*  *  *  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3739.

								Sincerely,



								Ryan Rohn
								Staff Accountant
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Mr. Barry A. Rothman
Eline Entertainment Group, Inc.
February 2, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE